NO ACT

IC
1-20-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005946

March 15, 2011

Trecia M. Canty
Associate General Counsel, Corporate
and Assistant Secretary
Southwestern Energy Company
2350 N Sam Houston Pkwy East
Suite 125
Houston, TX 77032

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-15-11

Re: Southwestern Energy Company
Incoming letter dated January 20, 2011

Dear Ms. Canty:

This is in response to your letter dated January 20, 2011 concerning the shareholder proposal submitted to Southwestern Energy by The Firefighters' Pension System of the City of Kansas City, Missouri, Trust. We also have received a letter on the proponent's behalf dated February 3, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Greg A. Kinczewski
Vice President/General Counsel
The Marco Consulting Group
550 W. Washington Blvd.
Suite 900
Chicago, IL 60661

March 15, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Southwestern Energy Company
Incoming letter dated January 20, 2011

The proposal requests that Southwestern Energy provide a report, updated semi-annually, disclosing its policies and procedures for political contributions and expenditures and its monetary and non-monetary political contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign.

We are unable to concur in your view that Southwestern Energy may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, we are unable to conclude that Southwestern Energy's policies, practices and procedures compare favorably with the guidelines of the proposal such that Southwestern Energy has substantially implemented the proposal. Accordingly, we do not believe that Southwestern Energy may omit the proposal from its proxy materials in reliance on
rule 14a-8(i)(10).

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE MARCO
CONSULTING
GROUP



Via Electronic Mail (shareholderproposals@sec.gov)

February 3, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Southwestern Energy Company's No-Action Request Regarding Shareholder Proposal Submitted By The Firefighters' Pension System of the City of Kansas City, Missouri, Trust

Dear Ladies and Gentlemen:

This letter is submitted on behalf of The Firefighters' Pension System of the City of Kansas City, Missouri, Trust (the "Fund") in response to the January 20, 2011, letter from Southwestern Energy Company ("Southwestern Energy" or "Company") which asks that the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Fund from the Company's proxy materials to be sent to shareholders in connection with the 2011 annual meeting of shareholders.

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being sent by regular mail to Southwestern Energy.

The Proposal requests that Southwestern Energy provide a report, updated semi-annually, disclosing (a) Southwestern Energy's policies and procedures for political contributions and expenditures (direct and indirect) made with corporate funds; and (b) monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda.

Southwestern Energy claims that it may exclude the Proposal in reliance on Rule 14a-8(i)(10), as substantially implemented. Because the Company has not met its burden of proving that it is entitled to rely on this exclusion, the Fund respectfully requests that Southwestern Energy's request for relief be denied.

BASIS FOR INCLUSION

Southwestern Energy Has Not Substantially Implemented the Proposal Because The Company Does Not Disclose Political Contributions And Expenditures Made

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

Indirectly Through Payments To Trade Associations And Other Tax Exempt Organizations Used For Political Purposes

Southwestern Energy argues that it has substantially implemented the Proposal because it discloses its policies and procedures for political contributions and expenditures, as well as information about its direct political contributions. It concedes, however, that it does not disclose any information about political spending made indirectly through trade associations and other tax exempt organizations. Southwestern Energy claims it does not believe that such disclosure is required by the actual text of the Proposal, and further argues that, regardless, such disclosure "should not be necessary since participation in these associations and organizations is not 'for political purposes.'"

In fact, the Proposal clearly asks for disclosure of all direct and indirect political contributions and expenditures made with corporate funds, making explicit its request that the Company "disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes." (Emphasis added.) That Southwestern Energy's participation in trade associations and other tax-exempt groups is not determined by political purposes is irrelevant. Corporate assets in the form of dues and other assessments are used by trade associations and other tax exempt groups for political purposes that may or may not be aligned with Southwestern Energy's interests, and of which Southwestern Energy may or may not even be aware. Applying transparency and accountability to this indirect political spending is at the heart of the Proposal:

> Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value. Relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. . . .The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. (Emphasis added.)

Unlike direct corporate political contributions, trade association spending avoids election law regulation. Trade associations and other tax-exempt organizations are not required to disclose their funders, and there is only patchwork disclosure of how these groups spend their money politically. Absent disclosure from companies, it is not only challenging for shareholders to evaluate how trade associations and other tax-exempt groups use corporate funds for political purposes, it is impossible.

The increasingly important role that trade associations and other tax exempt groups are playing in campaign finance, and the risks to shareholders, further underscores why disclosure and oversight of Company expenditures used by conduits for political purposes is a critical element of the Proposal. Trade association political expenditures in the 2010 midterm elections were the subject of extensive media coverage. [E.g., "Eric

Lipton, et al., "Top Corporations Aid U.S. Chamber of Commerce Campaign," The New York Times, Oct. 21, 2010 ("The Chamber is spending big in political races from California to New Hampshire. . . .")] Such indirect political spending puts shareholder value at risk. For example, a major controversy erupted in July 2010 when Target Corporation contributed to MN Forward, a group that backed a candidate for Minnesota governor who was opposed to gay rights. Target had previously enjoyed a reputation for supporting diversity and gay rights, which was damaged as a result of the contribution. (E.g., Eliza Newlin Carney, "New Spending Rules Mean New Backlash," National Journal, Aug. 30, 2010)

The Conference Board's Handbook on Corporate Political Activity recognizes the special risks created by trade association political activity. Released "against the backdrop of a mid-term election season characterized by unprecedented spending from often unclear sources," the handbook advises companies to be sure they know how payments to trade associations are used, because "a corporation may unwittingly end up supporting politicians or political causes with which the company may not want to be associated. It may also find its funds being used to promote positions that may not be aligned with its values or business strategies." (Paul DeNicola, et al., Handbook on Corporate Political Activity, The Conference Board Research Report R-1472-10-RR, at 15 (2010))

The disclosure of indirect political spending through trade associations and other tax exempt groups is thus fundamental to the Proposal's essential objective of applying transparency and accountability to all Company political spending so that the Company's Board and its shareholders may fully evaluate the political use of Southwestern Energy's assets.

The Staff has rejected a substantially similar argument to the one made by Southwestern Energy, declining to agree that a company had substantially implemented a similar proposal when it did not disclose indirect contributions. In Pfizer Inc. (Feb. 9, 2006), request for reconsideration denied (mar. 2, 2006), Pfizer argued that it had substantially implemented a proposal that was similar to the Proposal, despite the fact that the company did not disclose payments made to trade associations that were used for political purposes. The proponent countered by pointing out the increasingly important role trade associations and other conduit organizations were playing in campaign finance. The Staff did not grant relief and refused to reconsider its decision.

The Proposal clearly asks for disclosure of all direct and indirect political contributions and expenditures; Southwestern Energy, by its own admission, has implemented only that portion of the Proposal dealing with direct contributions and expenditures. In failing to disclose and account for its payments to trade associations and other tax exempt organizations for political purposes, Southwestern Energy has failed to implement a critical element of the Proposal and has failed to address the Proposal's essential objective.

Conclusion

For the foregoing reasons, the Fund believes that the relief sought in Southwestern Energy's No-Action Request should not be granted.

If you have any questions, please feel free to contact the undersigned at (312) 612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,



Greg A. Kinczewski
Vice President/General Counsel

GAK: mal
cc: Trecia M. Canty, Associate General Counsel, Corporate and Assistant Secretary,
Southwestern Energy Company



Corporate Office
2350 N Sam Houston Pkwy E
Suite 125
Houston, Texas 77032
www.swn.com

January 20, 2011

VIA EMAIL AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Southwestern Energy Company: Notice of Intention to Omit Stockholder Proposal Concerning Disclosure of Political Contributions

Ladies and Gentlemen:

On behalf of Southwestern Energy Company, a Delaware corporation (the "Company" or "Southwestern Energy"), we are filing this letter by email to advise the staff of the Division of Corporation Finance (the "Staff") of the Company's intended exclusion of a proposal concerning the disclosure of the Company's political contributions from the Company's proxy materials for the 2011 annual meeting of shareholders (the "2011 Proxy Materials") because, as more fully explained below, the proposal has been substantially implemented. Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are also filing six hard copies of this letter and the related stockholder proposal (the "Proposal") as submitted by The Firefighters' Pension System of the City of Kansas City, Missouri, Trust (the "Proponent"), copies of which are attached as Exhibit A hereto. We are sending a copy of this letter by email to the Proponent as formal notice of the Company's intention to exclude the Proposal from its 2011 Proxy Materials. We respectfully request that the Staff confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal.

The Company has Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already "substantially implemented the proposal." In 1976, the Commission stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibilty of shareholders having to consider matters which already have been favorably acted upon by the management. . . ." Exchange Act Rel. No. 34-12598 (July 7, 1976). Accordingly, when a company can demonstrate it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., Exxon Mobil Corp. (avail. Jan. 24, 2001); The Gap, Inc. (avail. Mar. 8, 1996); Nordstrom, Inc. (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. See Exchange Act Release No. 34-20091, at § II.E.6. (Aug. 16, 1983); see also Exchange Act Release No. 34-40018 at n.30 and accompanying text (May 21, 1998). The Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (avail. Mar. 28, 1991). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See, e.g., PG&E Corporation (Mar. 10, 2010); Exxon Mobil Corp. (Mar. 23, 2009) (holding in each case that the shareholder proposal requesting disclosure of political contributions was properly excludeable pursuant to Rule 14a-8(i)(10) when the company's website contained information that addressed a substantial proportion of the topics addressed in the shareholder proposal).

In response to shareholder inquiries (including a stockholder proposal regarding the same subject matter that was submitted by the Proponent and included in the Company's proxy statement for the annual meeting of stockholders held in 2010), Southwestern Energy has made information available regarding the Company's political contributions. We believe our website, which is updated no less frequently than annually, substantially addresses each element of the shareholder proposal.

To demonstrate substantial implementation, set forth below is an item-by-item analysis of the Proposal (with the text of the Proposal shown in italics), together with a description of how the Company's current practices substantially implement the objective of each item:

*"**Resolved**, that the stockholders of Southwestern Energy Company (the "Company") hereby request that the Company provide a report, updated annually, disclosing the Company's:*

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds

Southwestern Energy's policies and procedures for political contributions and expenditures with corporate funds are discussed on the Company's "Political Contributions" homepage, a link for which can be found on our corporate governance page (which corporate governance page is directly accessible through the "Corporate Governance" tab on the home page of our website located at http://www.swn.com). Our Political Contributions page can be accessed at the link set forth below: http://www.swn.com/corporategovernance/Pages/politicalactions.aspx.

In addition, the policies and procedures relating to political contributions and expenditures adopted by the Board of Directors can be found at the link set forth below:

http://www.swn.com/corporategovernance/Documents/SWN%20Political%20Contributions%20and%20Expenditure%20Policy.pdf

2. *Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:*

   a. *An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and*

   An itemized report of Southwestern Energy's corporate political contributions and the contributions of the two funds established under the Board of Directors-approved Southwestern Energy Company PAC (the "SWN PAC") made in the most recently concluded fiscal year, including the identity of each recipient and the amount paid to each such recipient, is accessible through the Political Contributions home page which can be accessed as described above. This information is updated each March with respect to the prior fiscal year. The direct link to the most recent report is set forth below:

   http://www.swn.com/corporategovernance/Documents/SWN_PAC_2009_Contributions.pdf

   b. *The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure*

   As disclosed on the Political Contributions homepage and as required by the Company's Political Contributions and Expenditure Policy, the Company makes political contributions directly as well as through the SWN PAC, which accepts voluntary contributions from certain eligible SWN employees and annual contributions of $5,000 from certain of the Company's subsidiaries. The articles of association of the SWN PAC, which designates the persons employed by the Company who are eligible to act as its directors and hold certain offices, was approved by the Company's Board of Directors. SWN PAC's Board of Directors approves all decisions to make political contributions or expenditures through its funds. Political contributions made directly by the Company are approved by or under authority of the Company's Regulatory and Government Affairs staff, which is under the supervision of our General Counsel.

   The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

   As noted in our Political Contributions and Expenditure Policy and on the Political Contributions homepage, political contributions are reviewed by the General Counsel, who has been delegated that authority by the Board of Directors. In addition, as disclosed on the Political Contributions homepage, political contributions are reviewed on an annual basis with the Company's Board of Directors. The website will be updated in March 2011 to include information for 2010.

As set forth above, Southwestern Energy has already provided the information requested in the Proposal on its website. In Exxon Mobil Corp. (Mar. 23, 2009), the Staff concurred in the exclusion of a proposal that is nearly identical to the Proposal in question here. See also, e.g., PG&E Corporation (Mar. 10, 2010) (same). Like the proposal in Exxon Mobil, in the stockholder supporting statement submitted with the Proposal, the Proponent indicates that, despite the failure to include specific language in the actual text, the Proposal requires that the Company disclose "all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes." As disclosed on the Political Contributions homepage, Southwestern Energy regularly engages with and participates in trade associations and similar tax exempt organizations in the energy industry in the ordinary course of its business in order to stay informed of pertinent issues that may affect the Company's interests. The Company's participation in these associations or organizations, however, is determined by its business imperatives and its need for access to relevant information. Based on the actual text of the Proposal, the Company does not believe that such disclosure is required by the Proposal and, in any event, the Company believes that such disclosure should not be necessary since participation in these associations and organizations is not "for political purposes."

Accordingly, the Company believes the Proposal has been substantially implemented and, like the proposals in PG&E Corp. and Exxon Mobil Corp., the Company respectfully requests that the Staff concur that the Company may exclude the Proposal from its 2011 Proxy Materials in reliance upon Rule 14a-8(i)(10).

* * *

We would appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2011 Proxy Materials. If you have any questions or require additional information concerning this matter, please call me at (281) 618-4859.

Very truly yours,



Trecia M. Canty
Associate General Counsel, Corporate
and Assistant Secretary

Enclosures

cc: Mr. Richard G. Boersma
Secretary of the Board
The Firefighters' Pension System of the
City of Kansas City, Missouri, Trust
12th Floor, City Hall
414 East 12th Street
Kansas City, Missouri 64106

Exhibit A

Correspondence Submitted by or on behalf of The Firefighters' Pension System of the City of Kansas City, Missouri, Trust

CITY OF FOUNTAINS
HEART OF THE NATION



KANSAS CITY
MISSOURI

Human Resources Department

The Firefighters' Pension System

12th Floor, City Hall
414 East 12th Street
Kansas City, Missouri 64106

(816) 513-1928
Fax: (816) 513-1280

November 29, 2010

BY OVERNIGHT DELIVERY AND FAX
(281-618-4818)

Mr. Mark K. Boling
Secretary
Southwestern Energy Company
2350 N. Sam Houston Parkway East
Suite 125
Houston, Texas 77032

Re: The Firefighters' Pension System of the City of Kansas City, Missouri, Trust

Dear Mr. Boling:

In my capacity as Secretary of the Board of The Firefighters' Pension System of the City of Kansas City, Missouri, Trust (the "Fund"), I write to give notice that pursuant to the 2010 proxy statement of Southwestern Energy Company (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,



Richard G. Boersma
Secretary

Resolved, that the shareholders of Southwestern Energy Company ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

    a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

    b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of the Company, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Aetna, American Electric Power and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000



Northern Trust

November 30, 2010

BY OVERNIGHT DELIVERY AND FAX
(281-618-4818)

Mr. Mark K. Boling
Secretary
Southwestern Energy Company
2350 N. Sam Houston Parkway East
Suite 125
Houston, Texas 77032

Re: The Firefighters' Pension System of the City of Kansas City, Missouri, Trust

Dear Mr. Boling:

As custodian of The Firefighters' Pension System of the City of Kansas City, Missouri, Trust , we are writing to report that as of the close of business November 29, 2010 the Fund held 100 shares of Southwestern Energy Company ("Company") stock in our account at The Northern Trust Company and registered in its nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since November 29, 2009.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 312-557-3496.

Sincerely,

Mary Ellen Bykowski

Mary Ellen Bykowski
Account Manager
The Northern Trust Company